                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                         Century Business Services, Inc.
                     --------------------------------------
                       (Name of Subject Company (Issuer))

                         Century Business Services, Inc.
                     --------------------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    156490104
                     --------------------------------------
                      (CUSIP Number of Class of Securities
                            Underlying Common Stock)

                               Michael W. Gleespen
                     Corporate Secretary and General Counsel
                         Century Business Services, Inc.
                        6480 Rockside Woods Blvd., South
                                    Suite 330
                              Cleveland, Ohio 44131
                                 (216) 447-9000
                                ----------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul A. Belvin, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE

--------------------------------------  ---------------------------------------
       Transaction Valuation*                        Amount of Filing Fee
--------------------------------------  ---------------------------------------
            $37,500,000                                    $4,751.25
--------------------------------------  ---------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 7,500,000 shares of outstanding Common Stock at the tender offer price of $5.00 per share.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $4,751.25        Filing Party:  Century Business Services, Inc.
                       -------------------                ----------------------------------

Form or Registration No.:  Schedule TO       Date Filed:            March 4, 2004
                         ----------------               ------------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 4, 2004 (the "Schedule TO") by Century Business Services, Inc., a Delaware corporation (the "Company"), in connection with the offer by the Company to purchase up to 7,500,000 shares of its Common Stock, par value $0.01 per share (the "Shares") at a price of $5.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated March 4, 2004 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(2)(ii), respectively.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         The section of the Offer to Purchase captioned "10 - Certain Information Concerning CBIZ" is hereby amended by including at the end of the subparagraph entitled "Available Information" the following:

         CBIZ's filings with the Securities and Exchange Commission are also available on its website, http://cbiz.com.

         The section of the Offer to Purchase captioned "10 - Certain Information Concerning CBIZ" is hereby amended by deleting the two paragraphs under the subparagraph captioned "Incorporation by Reference."

ITEM 4.  TERMS OF THE TRANSACTION.

         The section of the Offer to Purchase captioned "7 - Conditions of the Tender Offer" is hereby amended by restating the last paragraph of the section to read as follows:

         The foregoing conditions are for the sole benefit of CBIZ and may be asserted by CBIZ regardless of the circumstances giving rise to any of these conditions, and may be waived by CBIZ, in whole or in part, at any time and from time to time, before the expiration date, in its sole discretion. CBIZ's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time, before the expiration date. In certain circumstances, if CBIZ waives any of the conditions described above, CBIZ may be required to extend the expiration date. Any determination or judgment by CBIZ concerning the events described above will be final and binding on all parties.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The section of the Offer to Purchase captioned "9 - Source and Amount of Funds" is hereby amended by restating the first paragraph under such caption to read as follows:

         Assuming CBIZ purchases 7,500,000 shares in the tender offer at the purchase price of $5.00 per share, $37,500,000 will be required to purchase such shares. CBIZ anticipates that it will obtain the funds necessary to purchase shares tendered in the tender offer, as well as to pay related fees and expenses, by borrowing up to $38 million under its $73 million secured revolving credit facility. CBIZ intends to repay amounts borrowed under the revolving credit facility for the purchase of shares tendered in the tender offer with available cash flow. We do not intend to use alternative arrangements or plans to finance the tender offer. The tender offer is not conditioned upon the receipt of financing. See Section 7.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                 CENTURY BUSINESS SERVICES, INC.



                                 /s/ Michael W. Gleespen

                                 ----------------------------------
                                 By: Michael W. Gleespen
                                 Title: Corporate Secretary and General Counsel
Date: March 18, 2004